UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                    Cidade de Deus, Osasco, SP, January 21, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

               We would like to inform you about a Relevant  Fact  published  on the press today,  January 21,  regarding  the companies  Bradesco  Capitalização
S.A.,  Bradesco Saúde S.A., Bradesco Vida e Previdência S.A and Bradesco Seguros
S.A., which are part of Bradesco Organization.

"Camargo Corrêa S.A, Corporate Taxpayer Registration #  01.098.905/0001-09,  and
Bradesco    Capitalização    S.A.,    Corporate    Taxpayer    Registration    #
33.010.851/0001-74,  Bradesco  Saúde S.A.,  Corporate  Taxpayer  Registration  #
92.693.118/0001-60,   Bradesco  Vida  e  Previdência  S.A.,  Corporate  Taxpayer
Registration # 51.990.695/0001-37, and Bradesco Seguros S.A., Corporate Taxpayer
Registration  #  33.055.146/0001-93,  (Companies of Bradesco  Organization),  in
compliance with article 12, main provision and the first and forth paragraphs of
CVM Instruction # 358 of January 3, 2002; as amended by CVM Instruction # 369 of
June 11, 2002;  hereby inform their  stockholders  and the general audience that they  have  signed a  Purchase  and Sale  Agreement  regarding  the  Common  and
Preferred  Stocks issued by São Paulo Alpargatas S.A.  (SPASA),  whereby Camargo
Corrêa  S.A.,  owner  of  38.59%  of the  total  common  stocks  (equivalent  to
355,442,525   common  stocks)  and  of  1.44%  of  the  total  preferred  stocks
(equivalent  to  14,841,610  preferred  stocks)  issued by SPASA,  acquired from
Companies  of Bradesco  Organization,  on January 20, 2003,  additional  amounts corresponding to 22.67% of common stocks  (208,751,601  common stocks) and 2.92%
of preferred stocks (30,090,000 preferred stocks) issued by SPASA.

Therefore,  Camargo Corrêa S.A. maintains its policy of focusing its investments in companies to which it is committed.  SPASA's current  management and strategy will not be modified.

Signed by Camargo Corrêa S.A., Bradesco  Capitalização S.A. Bradesco Saúde S.A.,
Bradesco Vida e Previdência S.A. and Bradesco Seguros S.A."

                                   Cordially,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.